UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)


                     KENAN TRANSPORT COMPANY
                         (Name of Issuer)


                    Common Stock, No Par Value
                  (Title of Class of Securities)

                           488539 10 7
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488539 10 7                                SCHEDULE 13G

1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Frank H. Kenan

2) Check the Appropriate Box if a Member of a Group

   (a)

   (b) X

3) SEC Use Only

4) Citizenship or Place of Organization

   United States

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

             863,960 shares

          6) Shared Voting Power

             306,340 shares

          7) Sole Dispositive Power

             863,960 shares

          8) Shared Dispositive Power

             306,340 shares

     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person

        1,170,300 shares

    10) Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

    11) Percent of Class Represented by Amount in Row 9

        49 percent

    12) Type of Reporting Person

        IN

Item 1(a).     Name of Issuer:

                    Kenan Transport Company

      (b).     Address of Issuer's Principal Executive Offices:

                    University Square West
                    143 W. Franklin Street
                    Chapel Hill, North Carolina 27516-3910

Item 2(a).     Name of Person Filing:

                    Frank H. Kenan

      (b).     Address of Principal Business Office, or, if none,
               Residence:

                    Kenan Transport Company
                    University Square West
                    143 W. Franklin Street
                    Chapel Hill, North Carolina 27516-3910

      (c).     Citizenship:

                    United States

      (d).     Title of Class of Securities:

                    Common Stock, no par value

      (e).     CUSIP Number:

                    488539 10 7

Item 3.       Type of Filing:

                    Not Applicable.

Item 4.       Ownership (at December 31, 1995):

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned:

                   1,170,300 shares of which 863,960 shares are owned directly, 2,440 shares are owned by the wife of Frank H. Kenan, 300,000 shares are owned by a trust of which Frank H. Kenan is a trustee and 3,900 shares are owned by The Kenan Family Foundation, a North Carolina nonprofit corporation of which Frank H. Kenan is the president and a director.

             (b)  Percent of Class:

                   49 percent

             (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote

                       863,960 shares

                  (ii) shared power to vote or to direct the vote

                        306,340 shares

                 (iii) sole power to dispose or to direct the
                       disposition of

                       863,960 shares

                  (iv) shared power to dispose or to direct the
                       disposition of

                       306,340 shares

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                              /S/ Frank H. Kenan
                              Frank H. Kenan


Date: February 12, 1996